Name of Registrant: United Airlines Holdings, Inc.
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811
May 6, 2020
Dear United Airlines Shareowner:
Support Proposal #6 Requesting Improved Transparency of Climate Lobbying Objectives

CalPERS is the largest state public pension fund in the United States with nearly $400 billion1 in total assets under management, and a long-term owner of approximately 700,000 shares in United Airlines.
We are voting FOR proposal #6 (filed by BNP Paribas Asset Management) requesting for improved transparency of climate lobbying objectives. We urge shareowners to also vote for this important proposal at the company’s May 20th, 2020 annual meeting of shareowners.
Vote FOR Improved Disclosure of Climate Lobbying Objectives

In our perspective, the company has failed to provide shareowners with the needed information to adequately assess their climate-related lobbying objectives - including how the company’s lobbying activities align with the goal of limiting average global warming to well below 2 degrees Celsius (the Paris Climate Agreement's goal).
Therefore, we believe that shareowners would benefit from improved disclosure of the company's climate lobbying objectives. The requested disclosure would help ensure that the company is transparent in its policy objectives, mitigate against reputational risks, and affirm that company funds were spent in a manner that is consistent with stated objectives.
Specifically, proposal #6 is requesting the Board of Directors conduct an evaluation and issue a report within the next year (at reasonable cost, omitting proprietary information) describing if, and how, United Airlines' lobbying activities (direct and through trade associations) align with the goal of limiting average global warming to well below 2 degrees Celsius (the Paris Climate Agreement's goal). The report should also address the risks presented by any misaligned lobbying and the company's plans, if any, to mitigate these risks.
Vote FOR Shareowner Proposal #6

As a significant investor in United Airlines, we encourage shareowners to support proposal #6. We believe that improved disclosure of the company’s climate lobbying objectives would allow shareowners to better assess the risks and benefits associated with such spending.

[1]	CalPERS total assets under management at year end December 31, 2019.

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card.

Name of Registrant: United Airlines Holdings, Inc.
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811
For questions please contact Craig Rhines, CalPERS Associate Investment Manager at engagements@calpers.ca.gov.
Thank you for your support.
Sincerely,
SIMISO NZIMA
Investment Director, Global Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card.